OPERATING AGREEMENT

OF

DOICH FOODS, LLC

AN ARIZONA LIMITED LIABILITY COMPANY

TABLE OF CONTENTS

120123983.1   DOICH FOODS, LLC – OPERATING AGREEMENT
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i OF ii

OPERATING AGREEMENT
OF
DOICH FOODS, LLC
AN ARIZONA LIMITED LIABILITY COMPANY

THIS OPERATING AGREEMENT ("Agreement") is entered into effective as of the 1st day of January, 2023, by **Anthony Scialdone** and **Brendan Conway**, as Members of **Doich Foods, LLC**, an Arizona limited liability company (the "Company"), and any successor in interest or other person who may be admitted as a replacement or additional Member in strict compliance with the terms hereof.   **The Members have appointed Anthony Scialdone and Brendan Conway as Managers of the Company**.

This Agreement sets forth the understandings and undertakings between and among the parties with respect to the formation, capitalization, management and operation of the Company and the distribution of the Profits and proceeds received from the ownership and operation of the Company.   In consideration of the mutual covenants and benefits herein contained, the Members hereby agree as follows:

I

FORMATION

I.1   Formation.   Pursuant to the Arizona Limited Liability Company Act, A.R.S. Sections 29-3101 through 29-4202 (the "Act"), the Company was formed on February 2, 2022, pursuant to Articles of Organization (the "Articles") filed with the Arizona Corporation Commission (Entity ID: 23329050).   The Members have executed this Agreement to serve as the "Operating Agreement" of the Company, as that term is defined in A.R.S. Section 29-3102(17) and, subject to any applicable restrictions set forth in the Act, the business and affairs of the Company, and the relationships of the parties to one another, shall be operated in accordance with and governed by the terms and conditions set forth in this Agreement.

I.2   Formation of Operating Agreement.   The Members have operated the Company since its inception without a formal operating agreement, and instead pursuant to the default provisions of the Act.   As of January 1, 2023, the Members agree to institute this Agreement as the Company's Operating Agreement, as may be amended from time to time.   The Members acknowledge that in the event the Operating Agreement is silent as to a particular issue, the Act shall apply.

II

DEFINITIONS

The following terms shall have the meanings set forth in this Section II:

"Act" means the Arizona Limited Liability Company Act, A.R.S. Sections 29-3101 through 29-4202, as amended from time to time (or any corresponding provisions of succeeding law).

"*Agreement*" means this written Operating Agreement, as amended from time to time.

"*Capital Contribution*" means the amount of money and the fair market value of other property or services contributed to the capital of the Company pursuant to this Agreement, with the value of all non-monetary contributions to be determined by written consent of each person who is a Member at the time of the contribution.

"*Company*" means the limited liability company formed pursuant to the terms of this Agreement.

"*Event of Dissociation*" means, with respect to any Member, the death or other termination of existence of such Member, the Member's withdrawal pursuant to Section VIII.3 hereof, and any other event which under the Act must cause such Member to cease to be a Member irrespective of any contrary provision in the limited liability company agreement of the Company.

"*Fiscal Year*" means the period beginning January 1 and ending December 31 of each year.

"*Interest*" or "Membership Interest" in the Company means the economic rights of a Member (and its Successors in Interest) to share in distributions of cash and other property from the Company pursuant to the Act and this Agreement, together with the Member's distributive share of the Company's net income or loss for purposes of federal and state income taxes.

There are two classes of Interest: (1) "*Class A Membership Interest*" and (2) "*Class B Membership Interest*". Class A Members will hold Class A Membership Interest. Class B Members will hold Class B Membership Interests. As of the Effective Date of this Agreement, there are no subsequent classes of Interest.

A. Class A Membership Interest will be entitled to Vote on all matters presented to the Company's Members for approval. Class B Membership Interest will not be entitled to Vote on matters presented to the Company's Members for approval except to the extent the consent of the Class B Members is specifically requested by a subsequently appointed manager or Class A Members. Subsequent classes of Interest will be entitled to Vote to the extent provided in the resolutions of the Class A Members establishing such classes or otherwise and may dilute the Vote of the other classes of interest then outstanding. A Member's right to participate in the Company as a Member (including the right to exercise the right to Vote on any matter presented to the Members for consideration) shall be void to the extent the Vote exceeds the Member's Interest.

B. The economic interest of Class A Membership Interest and Class B Membership Interest shall be equal to their respective Member's Interest. Subsequent classes of Interest shall have an economic interest as provided in the resolutions of Class A Members establishing such classes and may dilute the economic interest of the other classes then outstanding.

C. With the exception of the right to Vote, it is intended that Class A Membership Interest and Class B Membership Interest will be treated equally.

"*Majority in Interest*" means, with respect to the Members, the Members owning a simple majority of Members holding the Class A Membership Interests with each Class A Member having a vote equal to the percentage Class A Membership Interest of each Member and means, with respect to the Managers, whenever there is more than one, a simple majority of the Managers with each Manager having an equal vote. If separate Class Votes are expressly required by the Class A Members with respect to any matter by this Agreement or the Act, Members holding more than 50% of the aggregate Interest attributable to each such Class entitled to Vote separately on such matter.

"*Manager*" or "*Managers*" means those persons designated as such pursuant to Section VII of this Agreement.

"*Member*" means the persons who are identified as the initial Members in Section III.6 hereof and each person who may be subsequently admitted as a Member pursuant to the terms of this Agreement, until such time as an Event of Dissociation occurs with respect to any such person. Initially, there will be two (2) classes of Members: (1) Class A Members and (2) Class B Members. The "Class A Members" are as set forth on Exhibit "A". The "Class B Members" are as set forth on Exhibit "A".

"*Net Cash Flow*" means with respect to any period, the cash receipts of the Company during such period from any and all sources, including cash proceeds from Capital Contributions, borrowings, and sales of property, less the portion thereof used during such period to pay (or establish reasonable reserves for) all Company expenses and obligations, debt payments, all costs of capital improvements, expansions and replacements, contingencies, and any other property cash expenditure of the Company. All reserves for working capital, capital expenditures, future fixed or contingent obligations and other purposes shall be established and funded in such amounts as may be approved from time to time by the Managers. "Net Cash Flow" shall not be reduced by depreciation, amortization or similar non-cash allowances.

"*Net Invested Capital*" means with respect to a Member, the excess, if any, of the cumulative Capital Contributions made with respect to the Interest held by such Member over the cumulative distributions of Net Cash Flow made as a return of capital with respect to such Member's Interest under Section V.1.1 hereof.

"*Profit*" means, for each Fiscal Year, the taxable income and taxable gains of the Company determined in accordance with the Company's method of accounting consistently applied from year to year plus income of the Company exempt from federal income tax.

"*Profit Percentage*" of each Member means the percentage indicated for such Member in Section III.6 hereof, as increased or decreased from time to time to reflect transfers of the Member's Interests permitted under this Agreement and any amendments of this Agreement signed by the Member.

"*Property*" means all real and personal property (including cash) acquired by the Company, and any improvements thereto.

"*Successor in Interest*" means any person who succeeds to the ownership of all or part of a Member's Interest and who has not been admitted as a Member of the Company.

"Units" shall be the measure by which each holder's total membership Interest is determined, even though such ownership may be different from (more or less than) the holder's proportionate capital account. The Company is not obligated to issue certificates to represent any Units. Only Units owned by Members entitled to Vote may Vote on any matter as to which this Agreement requires or permits a Vote. A tranfer of Units will include a transfer of the capital account that is attributable to such Units as of the effective date of such transfer, and such will be determined on a proportionate basis if fewer than all of the Units owned by any Member or Assignee are being transferred by such Member or Assignee. **Initially, there are 5,000,000 total Units of Membership Interest: 2,500,000 Class A Units and 2,500,000 Class B Units.**

A. "Class A Units" shall mean Units held by a Class A Member in his or her capacity as a Class A Member and shall be entitled to Vote on matters presented to the Members for approval. Initially, there are 2,500,000 total Class A Units.

B. "Class B Units" shall mean Units held by a Class B Member in his or her capacity as a Class B Member, and shall not be entitled to Vote unless the right to Vote is expressly granted in a resolution by which a matter is submitted to the Members for consideration. Initially, there are 2,500,000 total Class B Units

C. Subsequent classes of Units may be created by the Members entitled to vote as provided herein and shall be designated by letters or in any other way the Members deem appropriate. Such Units, when authorized shall mean Units held by a Member in such class or classes in his or her capacity as a Member, and shall hold such Interest, right to Vote, and any other rights as may be specified by the Managers and Members in the resolutions establishing the new class.

"Vote" includes not only casting a vote at a meeting but also the receipt of sufficient written consents (by facsimile, electronic mail, courier, or otherwise) to adopt a measure were it presented at a meeting.

III

PURPOSE AND TERM

III.1   Name. The name of the Company shall be **Doich Foods, LLC** or such other name as the Members from time to time shall select.

III.2   Place of Business.   The principal place of business of the Company shall be **6126 E. Corrine Drive, Scottsdale, Arizona 85254**, or such other place as the Manager from time to time shall determine.

III.3   Purpose.   The Company is formed for the purpose of operating a food marketing, distribution, and logistics company, and to take such actions as may be in furtherance of the foregoing, and to transact any and all other business for which a limited liability company may be formed under Arizona law. The Company shall have the power to do any and all acts and things necessary, appropriate or incidental to the furtherance of such purpose.   The Company may engage in other business or acquire other assets only on the vote of a Majority in Interest of the Members.

III.4   Term.   The term of the Company shall commence on the filing of its Articles of Organization and shall continue until dissolved in accordance with Section IX.1 of this Agreement.

III.5   Agent for Service of Process.   The statutory agent for service of process for the Company is **Anthony Scialdone with an address of 6126 E. Corrine Drive, Scottsdale, Arizona 85254**, or such other person or entity as the Managers from time to time shall appoint.

III.6   Initial Member(s). The initial Members of the Company and respective Units held and Profit Percentage are:

Anthony Scialdone
6126 E. Corrine Drive
Scottsdale, Arizona 85254
Initial Units Held: 1,250,000 Class A Units and 1,250,000 Class B Units
Profit Percentage: Fifty Percent (50%)

Brendan Conway
300 Glover Avenue
Norwalk, CT 06850
Initial Units Held: 1,250,000 Class A Units and 1,250,000 Class B Units
Profit Percentage: Fifty Percent (50%)

IV

CAPITAL CONTRIBUTIONS AND MEMBER LOANS

IV.1   Initial Capital Contributions.   As the initial contribution to the capital of the Company, the Initial Member shall make a contribution to the capital of the Company of the assets listed on Exhibit A.   The Member's respective profit percentages are made pursuant to Section III.6.

IV.2   Additional Cash Contributions.   Class A Members shall have authority to determine if an additional cash contribution is necessary, and if it is to be deemed an additional Capital Contribution or a

Member Loan (as defined in Section IV.4 below) and may make such determination at the time the Member's contribution or Member Loan is made.

IV.3   Members' Limited Liability.   Except as required by law, no Member shall be liable for the debts, liabilities, contracts or any other obligations of the Company beyond the Capital Contributions made by the Members under this Agreement.   No Member or Successor in Interest shall be personally liable to contribute, advance or otherwise provide the Company any funds or property in addition to the initial Capital Contributions made pursuant to Section IV.1 hereof.

IV.4   Member Loans.   If the Managers determine that the Company requires additional capital to carry out the purposes of the Company, the Members shall have the right, but not the obligation, to make loans to the Company (a "Member Loan"). Such Member Loans shall be made by the Members willing to make such Member Loans *pro rata* based on their Percentage Interests unless the Members willing to make such Member Loans agree otherwise.

IV.5   Terms of Member Loans.   Member Loans shall be in such amounts and upon such terms as may be negotiated between the Company and the Members making such loans.   Member Loans shall be unsecured, and shall be repaid in full out of available funds of the Company before any distribution may be made to any Member under Section V. If more than one Member has made a Member Loan, repayment shall be made to each Member in proportion to the amount of principal each has advanced.

IV.6   Update to Exhibit A.   Notwithstanding any provision in this Agreement to the contrary, the Manager may, without any further action by the Members, modify Exhibit A to reflect changes in the Members, Percentage Interests, any preferred returns, or similar information, as applicable, as a result of the application of this Section and append to this Agreement such modified Exhibit.

V

DISTRIBUTIONS

V.1   Amount and Time of Distributions. The Managers shall determine the amount of the Company's Net Cash Flow for each fiscal year (or more frequently as it may deem appropriate) and shall apply and distribute the amount thereof in the following order and priority within sixty (60) days after the end of such period:

V.1.1   First, to return to the Member(s) the amounts of their respective Capital Contributions in proportion to the amount contributed by each, until the Net Invested Capital of each Member has been reduced to zero; and

V.1.2   Thereafter, any remaining Net Cash Flow shall be distributed and paid to the Member(s) in proportion to their Profit Percentages at the time of distribution.

V.2   Distribution Upon Dissociation.   No Member or Successor in Interest shall be entitled to receive any distribution or the value of any Interest in the Company as a result of a Member's withdrawal or other dissociation from the Company prior to the liquidation of the Company.

V.3   Return of Capital.   No Member shall be entitled to the return of, or interest on, that Member's Capital Contributions except as provided herein.

V.4   Distribution in Kind.   No property other than cash shall be distributed by the Company to any Member with respect to its Interest in the Company except with the written approval of the Managers regarding the property to be distributed, the value thereof, and the proper accounting treatment on the books of the Company.

V.5   Amounts Withheld.   All amounts withheld pursuant to the Internal Revenue Code of 1986, as amended (the "Code") or any state or local tax law with respect to any income allocation or distribution by the Company to any Member or Successor in Interest shall be treated as amounts distributed to such person for all purposes of this Agreement.

VI

TAXABLE INCOME OR LOSS ALLOCATIONS

VI.1   Single or Multiple Member Company.   The Company, for federal income tax purposes only, may be disregarded as an entity separate from its Member for so long as all Interests are held by a single Member, or may be treated as a Subchapter "S" corporation, as the Manager shall determine necessary.   The Company, for federal income tax purposes only, may be treated as a partnership or a Subchapter "S" corporation, as the Managers shall determine necessary, during any period in which the Interests are held by two or more persons or entities in accordance with this section. Initially, the Company, for federal income tax purposes, is to be treated as a partnership for income tax purposes.

VI.1.1 *General Allocations of Taxable Income or Loss.*   The Managers shall instruct the Company's accountants, in connection with their preparation of the Company's annual federal income tax returns, to allocate the Company's taxable income or loss (and each item of income, gain, loss, deduction and credit entering into the computation thereof) among the Members in accordance with their respective Interests in the Company pursuant to Section 704(b) of the Code and, for this purpose, to maintain a capital account for each Member and Successor in Interest in accordance with Treasury Regulations Section 1.704-1(b)(2). Subject to Section 6.2 hereof, the Members intend that the Company's taxable income or loss for each fiscal year or other period will be allocated among the Members and Successors in Interest, and will be credited or charged to their respective capital accounts, in proportion to their respective Profit Percentages.

VI.1.2 *Special Allocations.*   Upon the recommendation of the Company's accountant, the Company's taxable income or losses (or any item of gross income, gain, loss, or deduction) shall be specially allocated among the Members and Successors in Interest as may be necessary or appropriate in the accountant's reasonable judgment to conform to their interests in the Company pursuant to Code Section 704(b) and the Regulations promulgated thereunder.   The general purpose of all special allocations hereunder shall be, to the extent possible, to assure that the capital account balances of each Member and Successor in Interest at the end of each fiscal year will be equal to the total distributions that would be made to such person under the terms of this Agreement if all property of the Company were sold for book value and the Company were liquidated immediately following the close of such fiscal year.

VI.1.3 *Capital Accounts.*   The allocations made and the capital accounts maintained under this Article VI shall not (i) determine the amount or timing of the distributions that the Members may be entitled to receive from the Company from time to time or (ii) create or affect the obligations of any Member to make Capital Contributions to the Company.

VI.1.4 *Effect of Transfer of Interest.*   If an Interest in the Company should be transferred in accordance with the terms of this Agreement during the course of a fiscal year, all items of income, gain, loss, deduction, or credit allocable to such Interest shall be prorated between the transferor and transferee based upon the number of days during such fiscal year that each of them held such Interest, unless the Managers determine to cause an interim closing of the Company books and to allocate such items between the transferor and the transferee according to the actual income or loss of the Company during the period that each of them held such Interest.

VI.1.5 *Tax Allocations Under Code Section 704(c).*   In accordance with Code Section 704(c) and the Regulations thereunder, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial book value.   In the event the book value of any Company asset is adjusted pursuant to the Code and Regulations, subsequent allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its book value in the same manner as under Code Section 704(c) and the Regulations thereunder.   Any elections or other decisions relating to such allocations shall be made by the Managers in any manner that reasonably reflects the purpose and intention of this Agreement.

VII

MANAGEMENT

VII.1   <u>Management</u>.   The business and affairs of the Company shall be managed exclusively by its Manager(s), who shall direct, manage and control the business of the Company to the best of their ability and shall have full and complete authority, power and discretion to make any and all decisions and to do any and all things reasonably required to perform the business and accomplish the business objectives of the Company. As described herein, the Members <u>shall</u> elect a Manager or Managers, who may, but need not, be Member(s) of the Company.   No spouse of a Member or Manager who is not also a member or manager shall have any right to participate in management of the Company by virtue of an interest arising out of community property law or other marital property law.

VII.2   <u>Members</u>.

VII.2.1   *Limited Liability.*   Each Member's liability for the debts and obligations of the Company shall be limited as provided by Section 29-3304 of the Act and by any other applicable law.   With respect to any claim made by any person against a Member in its capacity as Member of the Company (other than claims for breach of this Agreement made by other Members or the Manager), the Company shall indemnify each Member (and each of its direct and indirect Affiliates, officers, directors, agents, stockholder, members, employees, and partners) against expenses and make advances for expenses (including reasonable attorneys' fees), judgments or fines in any amount paid in settlement, incurred in connection with any threatened, pending or completed action, suit or proceedings, whether civil, criminal, administrative or investigative, to the fullest extent permitted by law.   Any such indemnification or reimbursement for breach or alleged breach of this Operating Agreement, for breach of fiduciary duties owned by the Member to the Company or other Members, or for acting on behalf of the Company without authority, must be approved by a Majority in Interest of the disinterested Members of the Company.

VII.2.2   *Return of Capital.*   No Member shall have priority over any other Member, either as to the return of Capital Contributions or as to Profits, Losses or distributions of Distributable Case, except as provided in Section IV.2.

VII.2.3   *Authority and Other Activities.*   A Member, who is not also a Manager, shall not be an agent of the Company and shall have no power or authority to act for or bind the Company.   Each Member may have other business interests and investments and may engage in other activities in addition to those of or related to the Company, whether or not in competition with the Company.   Neither the Company, nor any Member, nor any Manager shall have any right, by virtue of the Company or this Agreement, to share or participate in other businesses, investments or activities of a Member or to the income or proceeds derived therefrom.

VII.2.4   *Consent Required.*   Notwithstanding any provision in the Act or this Agreement to the contrary, the written consent and Vote of a Majority in Interest of the Class A Members is required to:

VII.2.4.1   Amend this Agreement;

VII.2.4.2   Amend the Articles of Organization;

VII.2.4.3   Engage in any business or investment not authorized by Section III.3;

VII.2.4.4   Sell all or substantially all of the assets of the Company; or

VII.2.4.5   Be a party to a merger, consolidation, or other reorganization in which the Company is not the surviving entity, except that if such merger, consolidation, or other reorganization is approved by a less than unanimous vote of the Members, Members dissenting therefrom are entitled to appraisal rights and payment for their Membership Interests in the same manner as in mergers of corporations pursuant to Title 10, Chapter 13, Arizona Revised Statutes.

VII.2.5   *Member Meetings.*   The Members are not required to hold any meetings, but may hold an annual meeting and may hold special meetings as provided below.

VII.2.5.1   *Annual Meetings.* An annual meeting of the Members may be held at such time as shall be determined by the Mangers, at such place either within or outside of the state of Arizona as may be reasonably determined by the Managers, for the purpose of the transaction of such business as may come before the meeting.

VII.2.5.2   *Special Meetings.*   Special meetings of the Members, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the Managers, by a Majority in Interest of the Members.

VII.2.5.3   *Place of Special Meetings.* A special meeting of the Members shall be held at such place either within or outside of the state of Arizona as shall be reasonably determined by whoever called the meeting, i.e., the Managers or a Majority in Interest of the Members, as the case may be.   The Members may designate any place either within or outside the state of Arizona as the place of meeting for any meeting of the Members.   If no designation is made, or if a special meeting is called, the place of meeting shall be held at the registered office of the Company.

VII.2.5.4   *Notice of Meetings.*   Except as provided in this section, written notice stating the place, day and hour of the meetings and the purpose or purposes for which a meeting is called shall be delivered not less than three nor more than 30 days before the date of the meeting of the Members, either personally, by facsimile, by e-mail, or by mail, by or at the direction of the Managers or Members calling the meeting, to each Member.   If mailed, such notice shall be deemed to be delivered two calendar days after being deposited in the United States mail, addressed to the Member at the Member's address as it appears on the books of the Company, with postage prepaid.   If transmitted by way of facsimile or e-mail, such notice shall be deemed to the delivered on the date of such facsimile or e-mail transmission the fac number or e-mail for the Members.

VII.2.5.5   *Meeting of all Members.*   If all of the Members meet at any time and place either within or outside of the state of Arizona, and consent to the holding of the meeting at such time and place, such meeting shall be valid without call or notice.

VII.2.5.6   *Quorum.*   A Majority In Interest of the Members, present in person or through their duly authorized attorneys-in-fact, shall constitute a *quorum* at any meeting of the Members.   Business may be conducted once a *quorum* is present.

VII.2.5.7   *Meetings by Telephonic Conference.*   Any Member may participate in any meeting of the Members by means of a conference telephone or similar communication equipment whereby all Members participating in such meeting can hear one another.   Such participation shall constitute attendance in person.

VII.2.6   *Investment Intent.*   Each Member represents and warrants to the Company that the Membership Interest acquired by such Member has been acquired with Member's own funds for investment for an indefinite period for such Member's own account, not as a nominee or agent, and not with a view to the sale or distribution of any portion of such Membership Interest, and that Member has no present intention of selling, granting participation in, or otherwise distributing or redistributing such Membership Interest. Each Member further represents and warrants to the Company that such Member does not have any contract, undertaking, agreement, or arrangement to sell, transfer, or grant participation in or to distribute or redistribute such Member's Membership Interest to any third party.

VII.2.7   *Restricted Securities.*   Each Member understands that the Membership Interests have not been registered under the Securities Act of 1933, as amended, or under any state securities law, on the belief that the sales provided for in this Agreement are exempt from registration thereunder, and that the Company's reliance on such exemption is predicated on each Member's representations set forth in this Agreement.   Each Member understands that such Member's Membership Interest cannot be transferred under any circumstances (except pursuant to Section VIII) and that the Membership Interests are "restricted securities" within the meaning of the rules of the Securities and Exchange Commission and state securities agencies.

VII.2.8   *Counsel.*   Each Member represents and warrants to the Company that such Member has sought and received such tax and legal advice from advisors retained by such Member as such Member deems necessary to determine whether to acquire a Membership Interest.   Each Member represents and warrants that such Member has not received or relied on any advice from the Company or any of its agents with respect to the legal and tax consequences to such Member of acquiring and owning a Membership Interest.

VII.2.9   *Confidentiality.* As a Member of the Company, each Member will receive financial and other business information about the Company and the business in which the Company is engaged ("Confidential Information").   The terms and provisions of this Agreement shall also be considered Confidential Information.   Each Member acknowledges that the content of the Confidential Information is owned by the Company, is extremely sensitive and highly confidential., and that each of the Members would not have become Members of the Company unless each other Member were subject to the requirements of confidentiality set forth in this section.

VII.2.9.1   *Member Obligation.*   Each Member agrees not to discuss, publish, disclose or otherwise divulge to any third party (with the exception of accountants, attorneys, financial advisors or other advisors("Representatives")) any of the Confidential Information.   Each Member agrees to require and cause all Representatives to keep all Confidential Information in the strictest confidence and to use such information only in connection with the business of the Company and in accordance with the terms of this Agreement.   Except in accordance with the terms of this Agreement, no Member will, without the written consent of the Company, disclose to any third party any Confidential Information. The provisions of this Section shall continue to apply to a Person who is no longer a Member of the Company.

VII.2.10 *Elimination of Special Litigation Committee.* If the Company is named as or made a party in a derivative proceeding, the Company shall not appoint a special litigation committee, and the action shall proceed accordingly.

VII.2.11 *Restriction on Direct Action.* No Member may maintain a direct action against the Company unless the Member pleads and proves an actual or threatened injury that is not solely the result of any injury suffered or threatened to be suffered by the Company.

VII.3 Managers.

VII.3.1 *Number, Tenure, and Qualifications.* The initial Managers of the Company shall be **Anthony Scialdone** and **Brendan Conway**. The number of Managers of the Company shall be fixed from time to time by the vote of a Majority in Interest of the Members, but in no instance shall there be less than one Manager. Each Manager shall hold office until his or her resignation or removal. Managers need not be residents of the State of Arizona, and need not be Members of the Company.

VII.3.2 *Manner of Acting.* Except as otherwise provided in this Agreement, the affirmative vote of a majority of the Managers present at a meeting, including a meeting by conference telephone, which a *quorum* is present shall be the act of the Managers. The Managers may act without a meeting if the action taken is reduced to writing (either prior to or thereafter) and approved and signed by a majority of the Managers.

VII.3.3 *Meetings.* Meetings of the Managers may be called, for any purpose or purposes, by a majority of the Managers, or, if one of the Managers has been designated as the Operating Manager, by the Operating Manager. Meetings may be conducted telephonically, in person, or as otherwise determined by the Managers.

VII.3.4 *Quorum.* A majority of the Managers, present in person or through their duly authorized attorneys-in-fact, shall constitute a *quorum* at any meeting of the Managers. Business may be conducted once a *quorum* is present.

VII.3.5 *Notice of Meetings.* Except as otherwise provided in this Agreement, written notice stating the date, time, and place of the meeting and the purpose or purposes for which the meeting is called, shall be delivered to each Manager not less than one (1) day before the date of the meeting, either personally or by mail, facsimile, e-mail, or overnight or next-day delivery service by or at the direction of the person or persons calling the meeting. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place thereof are announced at the meeting at which the adjournment is taken, unless the adjournment is for more than thirty (30) days. At the adjourned meeting the Managers may transact any business which might have been transacted at the original meeting.

VII.3.6 *Meeting of All the Managers.* If all of the Managers shall meet at any time or place, including by conference telephone, or virtually, either within or outside the State of Arizona, and consent to the holding of a meeting at such time and place, such meeting shall be valid without call or notice.

VII.3.7 *Telephonic Communication.* Managers may participate in and hold a meeting by means of conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other, and participation in such meeting shall constitute attendance and presence in person, except where the Manager participates in the meeting for the express purpose of objecting to the transaction of any business on the ground the meeting is not lawfully called or convened.

VII.3.8 *Waiver of Notice.* When any notice is required to be given to any Manager, a waiver thereof in writing signed by the Managers entitled to such notice whether before, at, or after the time stated therein, shall be the equivalent to the giving of such notice.

VII.4 Certain Powers of the Managers. Without limiting the generality of Section VII.1, the Managers (in accordance with Section VII.3.2 above) shall have power and authority on behalf of the Company to:

VII.4.1 Manage, direct and control the business, assets and operations of the Company;

VII.4.2 Make and revise budgets for the company;

VII.4.3 Implement the decisions of the Manager and of the Members and make such expenditures as may be necessary to carry out such decisions, and promptly advise the Members if the Company lacks sufficient funds to carry out such decisions;

VII.4.4 Purchase or otherwise acquire machinery, equipment and vehicles appropriate for the operations of the Company's business;

VII.4.5 Supervise and oversee the operations of the Company;

VII.4.6 Borrow money for the Company in its name from banks, other lending institutions, or one or more Members or their affiliates, on such terms and conditions as the Manager may deem appropriate and, in connection therewith, to encumber and pledge and grant security interests in the assets of the Company to secure repayment of the borrowed sums;

VII.4.7 Open and maintain one or more bank accounts in the name of the company;

VII.4.8 Obtain and maintain and pay the premiums on liability, property and other insurance to protect the Company's property, business operations, Members, Managers and agents;

VII.4.9 To acquire property from and sell property to any person as the Managers may determine. The fact that a Member or Manager is directly or indirectly affiliated or connected with any such person shall not prohibit the Managers from dealing with that Person;

VII.4.10 To purchase liability and other insurance to protect the Managers and the Company's property and business;

VII.4.11 To hold and own any Company real and personal property in the name of the Company or others as provided in this Agreement;

VII.4.12 To invest Company funds temporarily to the extent not required to pay the current expenses of the Company;

VII.4.13 To execute on behalf of the Company all instruments and documents, including, without limitation, checks, drafts, notes and other negotiable instruments, mortgages, or deeds of trust, security agreements, financing statements, documents providing for the acquisition, mortgage or disposition of the Company's property, assignments, bills of sale, leases, partnership agreements, and any other instruments or documents necessary, in the opinion of the Managers, to accomplish the purposes of the Company;

VII.4.14   To employ accountants, legal counsel, managing agents or other experts to perform services for the Company and to compensate them from Company funds;

VII.4.15   To enter into any and all other agreements on behalf of the Company, with any other Person for any purpose, in such forms as the Managers may approve;

VII.4.16   To do and perform all other acts as may be necessary or appropriate to accomplish the purposes of the Company; and

VII.4.16.1   To take such other actions as do not expressly require the consent of the Members under this Agreement.

A Manager may act by a duly authorized attorney-in-fact. Unless authorized to do so by this Agreement or by the Managers, no Member, agent, or employee of the Company shall have any power or authority to bind the Company in any way, to pledge its credit, or to render it liable for any purpose.

VII.5   <u>Actions Requiring Approval of the Members</u>.   In addition to those actions for which this Agreement specifically requires the consent of the Members, the Managers shall not take any of the following actions without first obtaining the approval of a Majority in Interest of the Class A Members:

VII.5.1   Amend the Articles, except that any amendments required under the Act to correct an inaccuracy in the Articles may be filed at any time by a Manager;

VII.5.2   Sell or otherwise dispose of all or substantially all of the assets of the Company in a single transaction or a series of related transactions;

VII.5.3   Borrow money for the Company from banks, other lending institutions, and in connection therewith, hypothecate, encumber, and grant security interests in the assets of the Company to secure repayment of the borrowed sums. No debt or other obligation shall be contracted or liability incurred by or on behalf of the Company except by the Members;

VII.5.4   Authorize the Company to make an assignment for the benefit of creditors of the Company, file a voluntary petition in bankruptcy, or consent to the appointment of a receiver for the Company or its assets;

VII.5.5   Admission of a new member or removal of an existing member, subject to Section VIII.   In no event shall the Company admit more than 35 non-accredited investors as Members of the Company;

VII.5.6   Approve a plan of merger or consolidation of the Company with or into one or more business entities; or

VII.5.7   Enter into any contract or agreement between the Company and any Manager, without the consent of a Majority in Interest of the Members not involved in the contract or agreement.

VII.6   <u>Prohibited Actions</u>.   Notwithstanding any other provision of this Agreement, no Member or Manager shall:

VII.6.1   Do any act in contravention of this Agreement;

VII.6.2   Do any act which would make it impossible to carry on the intended business of the Company;

VII.6.3   Possess Company property or assign the rights of the Company in specific property for other than a Company purpose; or

VII.6.4   Do any act on behalf of the Company which would be beyond the scope of the purpose for which the Company is formed.

VII.7   <u>No Exclusive Duty to Company</u>.   The Members and Managers shall not be required to manage the Company as the Members' or Managers' sole and exclusive function and the Members/Managers may engage in other business and investment activities in addition to those relating to the Company. The Company shall not have any right, solely by virtue of this Agreement or its relationship to a Member/Manager of the Company, to share or participate in any such other investments or activities of the Manager or to the income or proceeds derived therefrom.

VII.8   <u>Fiduciary Duties of Managers</u>.   A Manager owes to the Company and the Members the fiduciary duties of <u>loyalty</u> and <u>care</u>.

VII.8.1   The duty of <u>loyalty</u> of a Manager **includes** the duties:

VII.8.1.1   To account to the Company and hold as trustee for it any property, profit or benefit derived by the Manager to which the Manager is not entitled in the conduct or winding up of the Company's activities, from a use by the Manager of the Company's property. Or from the appropriation of a limited liability company opportunity;

VII.8.1.2   To refrain from dealing with the Company in the conduct or winding up of the Company's activities as or on behalf of a person having an interest adverse to the Company;

VII.8.1.3   To refrain from competing with the Company in the conduct of the Company's activities before the dissolution of the Company; and

VII.8.1.4   To disclose to each of the other Members and Managers who are considering or voting on a decision or transaction regarding the Company or one or more of the Members' interests in the Company any material conflict of interest on the part of the disclosing Manager with respect to the decision or transaction, and if a material conflict of interest exists, all material facts relating to the decision or transaction that are within the disclosing Manager's knowledge and not known or reasonably available to the affected Members or Managers.   A conflict of interest is material if it would reasonably be expected to affect a Member's or Manager's judgment regarding the decision or transaction under consideration.

VII.8.2   The duty of <u>care</u> of a Manager in the conduct and winding up of the Company's activities is to refrain from engaging in grossly negligent or reckless conduct or intentional misconduct.

VII.8.3   It is a defense to a claim of breach of the duty of loyalty under VII.7.1.2 and VII.7.1.4 and any comparable claim in equity or at common law that the transaction or decision was fair to the

Company. A Manager does not violate a duty or obligation under this Agreement merely because the Manager's conduct furthers the Manager's own interest.

VII.8.4 The Members may unanimously authorize or ratify, after disclosure of all material facts, an act or transaction by a Manager that otherwise would violate the duty of loyalty or the duty of care.

VII.9 <u>Resignation</u>. Any Manager may resign as a Manager at any time by giving at least fifteen (15) days' written notice of his or her resignation to all the Members.

VII.10 <u>Removal</u>. Any Manager may be removed, with or without cause, on fifteen (15) days' written notice by the affirmative vote of a Majority in Interest of the Members, without liability or obligation except as may be provided in any written contract between the Manager and the Company, provided such contract has been approved by the Members as provided herein.

VII.11 <u>Vacancies</u>. Any vacancy occurring for any reason in the office of the Managers of the Company shall be filled by the affirmative vote of a Majority in Interest of the Members.

VII.12 <u>Compensation and Expenses</u>. The Company may enter into management or employment contracts, under such terms and conditions and providing for such compensation as shall be approved by the Member, with one or more Managers as provided herein.

VII.13 <u>Indemnification and Exculpation</u>. The Company, its receiver or trustee shall, to the maximum extent permitted by law, indemnify, defend and hold harmless the Members and Managers to the extent of the Company's assets, for, from and against any liability, damage, cost, expense, loss, claim or judgment incurred by such Members or Managers arising out of any claim based upon acts performed or omitted to be performed by the Members, Managers, employees or agents of the Company in connection with the business of the Company, including without limitation, reasonable attorneys' fees and costs incurred in settlement of defense of such claims. Notwithstanding the foregoing, no Member or Manager shall be so indemnified, defended or held harmless for claims based upon its acts or omissions in breach of this Agreement or which constitute fraud, gross negligence, willful misconduct, or breach of fiduciary duty to the Company or to the Members. Amounts incurred by a Member or Manager who is entitled to indemnification hereunder in connection with any action or suit arising out of or in connection with Company affairs, shall be reimbursed by the Company as incurred. No Member or Manager shall be liable, responsible, accountable in damages or otherwise to the Company or the Member for any act or omission performed or omitted by her in connection with the Company or its business except for acts or omissions in breach of this Agreement or which constitute fraud, gross negligence, willful misconduct or breach of fiduciary duty.

VII.14 <u>Books and Records</u>. At the expense of the Company, the Managers shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of transactions with respect to the conduct of the Company's business. The books and records shall be maintained in accordance with sound accounting practices and kept at the Company's registered office and such other location or locations as the Managers shall from time to time determine. At a minimum the Company shall keep at its registered office the following records:

VII.14.1 A current list of the full name and last known business, residence, or mailing address of each Member and Manager;

VII.14.2 A copy of the initial Articles and all amendments thereto and restatements thereof;

VII.14.3 Copies of the Company's federal, state, and local income tax returns and reports, if any, for the three most recent fiscal years;

VII.14.4 Copies of this Agreement and all amendments hereto or restatements hereof, including any prior operating agreements no longer in effect;

VII.14.5 Copies of any documents relating to a Member's obligation to contribute cash, property or services to the Company;

VII.14.6 Copies of any financial statements of the Company for the three most recent fiscal years; and

VII.14.7 Copies of minutes of all meetings of the Members and all written consents obtained from the Members for actions taken by Members without a meeting.

VII.15 Access to Books and Records.   Upon written request to the Managers, the Members shall have the right, during normal business hours, to inspect and copy, at the Member's expense, the Company's books and records.   The right to inspect the Company's books and records extends to the heirs and devisees of deceased Members, but not to creditors or other transferees of Membership Interests.

VII.16 Returns and Other Elections.   The Managers shall cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and all other tax returns deemed necessary and required in each jurisdiction in which the Company does business. All elections permitted to be made by the Company under federal or state laws shall be made by the Managers in their sole discretion.

VII.17 Fiscal Year and Accounting.   The fiscal year of the Company shall be the calendar year.   All decisions as to accounting methods and related matters, except as specifically provided to the contrary herein, shall be made by the Managers.

VII.18 Reports.   Within seventy-five (75) days after the end of each Fiscal Year of the Company, the Managers shall cause to be sent to each Person who was a Member at any time during the Fiscal Year then ended a complete accounting of the affairs of the Company for the Fiscal Year then ended. At the request of any Member, and at the Member's expense, the Managers shall cause an audit of the Company's books and records to be prepared by independent accountants for the period requested by the Member.

VII.19 Tax Matters Member.   Anthony Scialdone shall be the Company's tax matters member ("Tax Matters Member") unless the Members designate another person to serve in this capacity. The Tax Matters Member shall have all powers and responsibilities provided in Code Section 6221, *et seq*. The Tax Matters Member shall keep all Managers and Members informed of all notices from government taxing authorities which may come to the attention of the Tax Matters Member. The Company shall pay and be responsible for all reasonable third-party costs and expenses incurred by the Tax Matters Member in performing those duties. The Members shall be responsible for any costs incurred by the Members with respect to any tax audit or tax-related administrative or judicial proceeding against the Members, even though it relates to the Company. The Tax Matters Member shall not compromise any dispute with the Internal Revenue Service without the approval of a Majority in Interest of the Members.

VII.20 Controversies.   In the event that the Managers are comprised of an even number of Managers and in the event of a controversy arising pertaining to the affairs of the Company, wherein the Managers may be evenly divided, a special meeting of the Members shall be called for the purpose of determining such controversy, and if at such meeting the Members also shall be evenly divided on the matter or matters involved, it is agreed that if law so permits, such controversy or controversies shall be determined by a Board of Arbitration, which board shall be selected in the following manner: one side to said controversy shall select a disinterested person who shall be a person licensed to practice law in the State of Arizona to serve as a member of the Board of Arbitration, and within two days after the receipt in writing by the other side to said controversy of the name of the party so selected, the party so notified shall select a disinterested person who shall also be a person licensed to practice law in the State of Arizona to act as a member of said Board of Arbitration, and within five (5) days after such latter selection, the two persons so chosen shall select a third member of the Board of Arbitration, who shall in like manner be a person licensed to practice law in the State of Arizona. A majority decision of the three parties so selected shall be binding upon the Managers and the Members of the Company. If the two parties first selected fail to agree upon a third member of the Board of Arbitration, then either side of said controversy may petition the Superior Court of the State of Arizona to appoint a third member to the Board of Arbitration.

VIII

TRANSFERS AND WITHDRAWALS

VIII.1   Restrictions on Transfers.   No Member or Person holding an Interest shall have the right or power to sell, transfer, gift, assign, pledge or otherwise encumber an Interest, or voluntarily to commit any act that constitutes an Event of Dissociation without the consent of a Majority in Interest of the Class A Members. Any attempted transfer contrary to this Agreement shall be void and of no effect. Notwithstanding the foregoing, if a Member sells or assigns all or part of its Interest in the Company, the transferee shall hold such Interest only as a Successor in Interest without management or other rights of a Member until it is admitted as a Member under Section VIII.2 or IX.1 hereof. Unless otherwise specified by a written assignment, the transfer of a portion of a Member's Profit Percentage shall be deemed to include a proportionate part of the assigning Member's distribution rights relating to Net Invested Capital and of allocations of taxable income or loss relating thereto. The Company shall not be required to recognize the rights of any transferee of a Member's Interest until it receives a copy of the instrument of assignment signed by the transferor.

VIII.2   Requirements for Admission of Successor in Interest as a Member.   Except as provided in Section IX.1 hereof, no Successor in Interest (including new Members) shall become a Member in the Company unless: (a) a Majority in Interest of the Class A Members, in their sole discretion, shall have consented in writing to the Successor in Interest becoming a Member; and (b) the Successor in Interest shall have assumed in writing any and all of the obligations under this Agreement with respect to her Interest. No amendment of this Agreement shall be required in connection with a change in the Members or Managers or any transfer of Interests.

VIII.3   Withdrawal of a Member.   No Member shall have the right to withdraw from the Company prior to the Company's termination pursuant to Section IX.5 hereof, except upon the assignment of the entire Interest of a Member in accordance with this Agreement.

VIII.4   Rights of Successor in Interest.   A withdrawn or dissociated Member and any Successor in Interest of a Member shall have only the right to receive the distributions and allocations of taxable income or loss to which the Member would have been entitled under this Agreement with respect to the Member's Interest. A Successor in Interest shall not have or enjoy any right to participate in the management of the Company or any other rights of a Member under the Act or this Agreement, unless and until the Successor in Interest is admitted as a Member pursuant to Section VIII.2 or Section IX.1 hereof.

VIII.5   Right of First Refusal.   If a Member or Person holding any Interest (collectively, a "Selling Person") either (i) receives a bona fide written offer to purchase all or any portion of the Selling Person's Capital Interest or other Interest, which offer is acceptable to the Selling Person, or (ii) desires to sell, transfer, exchange or otherwise dispose of any Interest in the Company, then the Selling Person shall notify the Members in writing setting forth in detail such facts and making written offer to sell such Interest to the other Members (the "Offering Notice"), stating the terms and conditions of the offer to sell, including but not limited to the

Interest (or part thereof) to be transferred, the price and terms of sale, and the name and address of the proposed purchaser or other person with whom the transaction is to occur (if the offer is a bona fide offer from a third party, the Selling Person shall enclose a duplicate copy of such offer). Within thirty (30) days after the other Members receive the Offering Notice (the "Option Period"), any non-selling Members (or any combination thereof) may, by giving notice of acceptance to the Selling Person and to the other Members ("Acceptance Notice"), purchase the Selling Person's Interest being offered upon the terms of the Offering Notice (if the transaction contemplated is a sale), or at the then fair value of such Interest (if such contemplated transaction is other than a sale). The Acceptance Notice shall be deemed to constitute a contract between the accepting Member and the Selling Person. If more than one member gives an Acceptance Notice, all accepting Members shall purchase the Interest in the proportion that their respective Interests in Profits bear to the Interests in Profits of all accepting members. If less than all non-selling Members give an Acceptance Notice, those Members giving the Acceptance Notice shall purchase the Interest in the proportion that their respective Interest in Profits bear to the Interests in Profits of all accepting Members.

If no Members give an Acceptance Notice, then the Selling Person may enter into the transaction described in the Offering Notice within ten (10) days of the expiration of the Notice Period. The sale resulting from the Acceptance Notice(s) shall be consummated within ten days after the expiration of the Option Period. Any part of the Interest offered by the Selling person which is not so sold as provided above shall not thereafter be sold except after it has been reoffered to the members in accordance with this paragraph. If other Members do not elect to purchase all of such offered Interest, then subject to the provisions of paragraph 8A, the Selling Person may transfer the remaining portion of the offered Interest to the proposed transferee named in the Offering Notice. No Member or Person holding an Interest shall sell, transfer or otherwise dispose of any Interest (or portion thereof) in the Company except in accordance with the provisions of this paragraph.

VIII.6 <u>Sale Upon Withdrawal of a Member</u>. If the Selling Person is a Member who is withdrawing from the Company in accordance with this Agreement (hereafter, the "Withdrawing Member"), the offering notice shall state the amount of the Withdrawing Member's Capital Account and Percentage Interest. If the remaining Members elect to continue the Company business under Section 9.1, such Members shall purchase and the Withdrawing Member shall sell the Withdrawing Member's Interest in the Company. The purchase price of the Withdrawing Member's entire Interest shall be an amount equal to the fair market value of the Company as determined by agreement between the Withdrawing Member and Members. If the Members cannot mutually agree on the fair market value of the Company within thirty (30) days of the date of the Offering Notice, then the Members shall choose one independent appraiser who is duly qualified to appraise similar businesses using the customary and accepted appraisal method applicable to such businesses. The appraiser's determination of value shall be final and binding among all parties. If the Members cannot agree on an appraiser, then the parties shall submit the dispute to arbitration pursuant to Section 7.20, and the arbitrator selected shall appoint an appraiser. The purchase price may be paid in a lump sum or as follows: (a) ten percent (10%) shall be paid in cash (the "Down Payment") within ten (10) days of the determination of value as provided herein, but in any event, not later than ninety (90) days of receipt by all Members of the offering notice; and (b) the remaining balance shall be paid in equal monthly installments of principal and interest amortized over a period of twelve (12) months, beginning on the first day of the month following the payment of the Down Payment and on the first day of each successive month thereafter for twelve (12) months, unless sooner paid in full (the "Remaining Purchase Price"). The Remaining Purchase Price shall be evidenced by a promissory note, in a form and substance satisfactory to both parties. Upon receipt of the Down Payment, the Selling Person shall execute and deliver an assignment of its Interest to the Company and/or the remaining Members, as applicable. If the remaining Members do not elect to continue the Company business under Section 1 of this Article, then the right of the remaining Members to continue the business of the Company shall expire and the Company's affairs shall be wound up as provided in Section 9.3.

VIII.7 <u>Purchase of Certain Membership Interests</u>.

    a. If an Option Event (as defined below) occurs with respect to any Member (an "Option

Member"), the Company shall have the option to purchase the Option Member's Membership Interest upon the terms and conditions set forth in this Agreement.   For purposes of the foregoing, an "Option Event" shall mean (i) the death of a Member, (ii) the inability of a Member to pay his debts generally as they become due, (iii) any assignment by a Member for the benefit of his creditors, (iv) the filing by a Member of a voluntary petition in bankruptcy or similar insolvency proceedings, or (v) the filing against a Member of an involuntary petition in bankruptcy or similar insolvency proceeding that is not dismissed within ninety (90) days thereafter.   The terms "Option Member" shall include an Option Member's personal representative or trustee in bankruptcy, to the extent applicable.

b. Upon any Option Event occurring to an Option Member, the Option Member shall deliver written notice of the occurrence of such Option Event to the Company. The Company shall have the option, but not the obligation, to purchase the Option Member's Membership Interest at any time during the sixty (60) day period immediately following the date on which it receives notice of the occurrence of the Option Event. Such option shall entitle the Company to purchase such Membership Interest for the fair market value of such Membership Interest.   The consent of all the Members shall be required to authorize the exercise of such option by the Company. Such option must be exercised by delivery of a written notice from the Company to the Option Member during the aforementioned period. Upon delivery of such notice the exercise of such option shall be final and binding on the Company and the Option Member.

c. If the foregoing option is not exercised, the business of the Company shall continue, and the Option Member shall retain his or her Membership Interest.

d. If the option to purchase the Option Member's Membership Interest is exercised by the Company, then not later than thirty (30) days after the date on which the parties mutually agree on a price or an appraisal described above is complete (the "Appraisal Date"), whichever is later, the Company shall make a payment to the Option Member in an amount equal to the fair market value of the Option Member's Membership Interest.

In order to fund any obligations under this Agreement, the Company or the Members may maintain such life insurance policies on the lives of one or more Members as the Members determine from time to time to be desirable.

IX
LIQUIDATION AND WINDING UP

IX.1   Dissolution.   The Company shall not dissolve upon any Event of Dissociation of a Member or upon the bankruptcy of the Company or any Member.   If there remains no Member after any such Event of Dissociation, each Successor in Interest may (in its discretion) become a Member of the Company upon giving to the Company written notice of its election to become a Member within ninety (90) days thereafter, in which event the Company shall continue.   The Company shall dissolve and commence winding up only upon written election to dissolve signed by a Majority in Interest of the Members.

IX.2   Liquidation.   Upon dissolution of the Company, the business and affairs of the Company shall be wound up and liquidated as rapidly as business circumstances permit.   The remaining Manager(s) (or a liquidating trustee or agent appointed by the Member in the absence of any remaining Managers) shall cause to be executed and filed a Notice of Winding Up with the Arizona Corporation Commission in accordance with Section 29-3701 of the Act and shall sell and liquidate the assets of the Company and the proceeds thereof shall be paid (to the extent permitted by applicable law) in the following order:

IX.2.1   First, to creditors, including Member(s) who are creditors, in the order of priority as required by applicable law;

IX.2.2   Second, to a reserve for contingent liabilities to be distributed at the time and in the manner as the Managers determine in their reasonable discretion; and

IX.2.3   Thereafter, to the Member(s) as set forth in Section 5.1.

IX.3   <u>Procedures for Winding Up</u>.   A reasonable time shall be allowed for the orderly winding up of the business and affairs of the Company and the liquidation of its assets in order to minimize any losses otherwise related to that winding up.   If no Managers remain upon dissolution, the Member by unanimous written consent may appoint a liquidating trustee or agent to take charge of the winding up of the Company. No Manager or liquidating trustee having authority to wind up the Company's business shall purchase or otherwise acquire, for its own account or for any person related in ownership to such Manager, Member or trustee, any real property, trade name, equipment, software, proprietary date or information or other assets of the Company unless consideration therefor is paid to the Company in an amount equal to its fair market value.

IX.4   <u>Deficit Capital Account</u>.   Upon liquidation, each Member shall look solely to the assets of the Company for the return of that Member's Capital Contribution.   No Member shall be personally liable for a deficit capital account balance of that Member, it being expressly understood that the distribution of liquidation proceeds shall be made solely from existing Company assets.

IX.5   <u>Articles of Termination</u>.   When all of the Company's properties and assets have been applied to the Company's debts or distributed to the Members, Articles of Termination shall be executed and filed by the Managers or any Member as required by the Act.

X

MISCELLANEOUS

X.1   <u>Notices</u>.   Any notice, demand, offer, or other communication which any person is required or may desire to give to any other person shall be delivered in person or by United States mail, facsimile, or overnight or next-day delivery service. If mailed, such notice shall be deemed to be delivered two (2) business days after deposited in the United States mail, postage prepaid, addressed to the person at his or her address as it appears on the books of the Company. If transmitted by way of facsimile, such notice shall be deemed to be delivered on the date of such facsimile transmission if transmitted before 4:00 p.m. on a business day to the fax number, if any, for the person which has been supplied by such person and identified as such person's facsimile number. If transmitted by overnight or next-day delivery, such notice shall be deemed to be delivered on the next business day after deposit with the delivery service addressed to the person at his or her address as it appears on the books of the Company.

X.2   <u>Partial Invalidity</u>.   The invalidity of any portion of this Agreement will not affect the validity of the remainder hereof.

X.3   <u>Governing Law; Parties in Interest</u>.   This Agreement will be governed by and construed according to the laws of the State of Arizona without regard to conflicts of law principles and will bind and inure to the benefit of the heirs, successors, assigns, and personal representatives of the parties.

X.4   <u>Amendment</u>.   This Agreement may be amended only by a written instrument signed or electronically signed in one or more counterparts by all persons who are then Members and, if such amendment adversely affects the distribution rights of any Successor in Interest, by the affected Successor in Interest.

X.5   Titles and Captions.   All article, section, or paragraph titles or captions contained in this Agreement are for convenience only and are not deemed part of the context thereof.

X.6   Pronouns and Plurals.   All pronouns and any variations thereof are deemed to refer to the masculine, feminine, neuter, singular, or plural as the identity of the person or persons may require.

X.7   Entire Agreement.   This Agreement contains the entire understanding between the parties, and supersedes any prior understandings and agreements between or among them with respect to the subject matter hereof.

X.8   Advice of Counsel.   Lewis Roca Rothgerber Christie LLP is legal counsel for Doich Foods, LLC and is not legal counsel for any particular member individually.   The Members have agreed to the terms of this agreement and have determined that such terms have been discussed and agreed to by the parties. Each member has been advised to seek the assistance of independent legal counsel.

X.9   Binding Effect.   Except as otherwise provided herein, this Agreement shall inure to the benefit of and be binding upon the Member and its respective successors and assigns.

X.10   No Third-Party Rights.   This Agreement is intended to create enforceable rights between the parties hereto only, and creates no rights in, or obligations to, any other persons or entities whatsoever.

(SIGNATURE PAGE TO FOLLOW)

       IN WITNESS WHEREOF, the Members have executed this Operating Agreement, effective as of the date first set forth above.

_____   Date: _____
Anthony Scialdone
6126 E. Corrine Drive
Scottsdale, AZ 85254

_____   Date: _____
Brendan Conway
300 Glover Avenue
Norwalk, CT 06850

EXHIBIT A

(CURRENT AS OF JANUARY 1, 2023)

CLASS A: MEMBERS AND UNITS HELD

Anthony Scialdone   **1,250,000** Class A Units

Brendan Conway   **1,250,000** Class A Units

TOTAL CLASS A UNITS   **2,500,000 Class A Units**

CLASS B: MEMBERS AND UNITS HELD

Anthony Scialdone   **1,250,000** Class B Units

Brendan Conway   **1,250,000** Class B Units

TOTAL CLASS B UNITS   **2,500,000 Class B Units**

MEMBERS' INITIAL CAPITAL CONTRIBUTIONS

Anthony Scialdone $50, start up efforts, and certain non-monetary consideration

Brendan Conway $50, start up efforts and certain non-monetary consideration

EXHIBIT B

CONSENT OF SPOUSE OF MEMBER

The undersigned _____ ("_____") is the spouse of _____ _____, ("_____"), a member of **Doich Foods, LLC** ("LLC"). By signing below, I acknowledge receipt of a copy of the Operating Agreement of the LLC and represent that I have read, understand, accept and consent to all the terms and conditions of the Operating Agreement of the LLC, including without limitation, the provisions denying management authority to a spouse and provisions on the disposition of a membership interest in the event of divorce. I acknowledge the receipt of good and valuable consideration for my consent set forth herein. I agree to be bound by the terms and conditions of the Operating Agreement as a surviving spouse or in any other capacity and acknowledge that the interests of the LLC may only be transferred under the terms of the Operating Agreement. I agree to forego any and all voting rights attached to the membership interests of the LLC. I agree, for myself and the marital community consisting of myself and_____, to be bound thereby. I, as principal, hereby irrevocably appoint _____ _____ as my agent and attorney-in-fact with an irrevocable proxy coupled with an interest to vote on any matter to come before the LLC, to agree to and to sign any amendments of the Articles of Organization and/or Operating Agreement of the LLC without further consent or acknowledgment, and to sign proxies, instruments or documents as attorney-in-fact in my name as may be required to effect same in connection with the LLC. This power of attorney is intended to be durable and shall not be affected by disability of the principal.

I ACKNOWLEDGE BEING ADVISED TO SEEK INDEPENDENT LEGAL COUNSEL BEFORE SIGNING THIS CONSENT. I FURTHER ACKNOWLEDGE THE OPERATING AGREEMENT CONTAINS WAIVERS OF PROTECTIVE STATUTORY PROVISIONS AS WELL AS OTHER RESTRICTIVE PROVISIONS, AND I FREELY AND VOLUNTARILY AGREE TO ALL SUCH PROVISIONS.

Consenting Individual: _____ **Date:** _____

Witness: _____ **Address:** _____

STATE OF _____)
) ss.
County of _____)

SUBSCRIBED, SWORN TO and acknowledged before me by_____, individual, and subscribed and sworn to before me by _____, witness, this _____ day of _____, 20_____.

_____
Notary Public

My Commission Expires: